BRIGUS GOLD CORP.
Three and twelve months ended December 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Brigus Gold Corp. (“Brigus” or the “Company”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012 and 2011 and related notes.

The information presented in this MD&A is as of March 28, 2013. All of the financial information presented herein is expressed in United States dollars (“US dollars” or “USD”), unless otherwise stated. Canadian dollars are indicated by the symbol “Cdn$”. The first, second, third, and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW OF THE BUSINESS

Brigus is a growing Canadian gold producer committed to maximizing shareholder value through efficient production, targeted exploration and select acquisitions. Brigus is principally engaged in gold mining, including extraction, processing and refining as well as exploration and development of mineral deposits in Canada.

The Company operates the wholly-owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada.  The Company’s Black Fox Complex encompasses the Black Fox Mine, the future Grey Fox Mine and the adjoining properties in the Township of Black River-Matheson, Ontario, Canada. The Black Fox Mine consists of an open pit and underground mine. The Company’s exploration program has identified several gold-bearing zones within the Black Fox Complex, most notably the 147, Contact and Grey Fox South zones, all of which have produced excellent exploration drilling results to date. On September 20, 2012, the Company released a revised National Instrument 43-101 (“NI 43-101”) mineral resource estimate on the 147 and Contact zones, which increased the Indicated gold resource on these zones from 116,710 ounces to 480,850 ounces.

Brigus also owns the Goldfields Project located in northern Saskatchewan, Canada, which hosts the Box and Athona gold deposits. The Company expects to make a decision on the Goldfields Project once the Black Fox Mine achieves steady state production. In Mexico, Brigus holds a 100% interest in the Ixhuatán Project located in the state of Chiapas. In the Dominican Republic, the Company has an interest covering three mineral exploration projects which is subject to an Option Agreement with Everton Resources Inc. (“Everton”), whereby Everton can acquire the Company’s interests in these projects.

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2012 HIGHLIGHTS

•	Produced 77,374 ounces of gold, a 39% increase over the 55,756 ounces produced in 2011 and a record for annual production.
•	Sold 73,691 ounces of gold, a 29% increase over the 57,001 ounces sold in 2011.
•	Processed 735,573 tonnes of ore at an average grade of 3.43 grams per tonne (“gpt”) and an average recovery of 95%, compared to 725,541 tonnes of ore at an average grade of 2.54 gpt and an average recovery of 94% in 2011.
•	Reduced cash costs to $762 per ounce, a 20% reduction in cash costs from 2011, which totalled $958 per ounce.
•	Generated adjusted cash flow from operations of $52.4 million, compared to $20.2 million in 2011.
•	Increased operating margin by 45% to $835 per ounce, compared to $575 per ounce in 2011.
•	Generated positive income from mining operations of $23.3 million, compared to a loss of $4.0 million in 2011.

OUTLOOK

Brigus is forecasting production of 90,000 to 100,000 ounces of gold in 2013, at a per ounce cash cost between $700 - $750. The Company anticipates that production from the Black Fox Mine will remain at this level through to 2015.

Planning is underway to develop the Grey Fox Mine, located on the southeast portion of the Black Fox Complex. The most recent resource estimate from this area, announced in September 2012, expanded the Indicated Resource to 480,850 ounces. The Company continues to obtain excellent drill results from this area. On November 1, 2012, the Company completed a $10 million flow-through financing to fund the 2013 exploration program. The Company intends to continue to aggressively drill the areas that will make up the Grey Fox Mine to further expand the Indicated Resource. The Company will release a full feasibility assessment on the Grey Fox Mine in the second half of 2013. This study will incorporate the September 2012 resource, as well as the results of the on-going exploration drilling program.

During the fourth quarter of 2012, the Company commenced production from the long-hole stope on the west side of the Black Fox underground mine. Production from this area is expected to provide a steady supply of high-grade ore throughout 2013. The Company also commenced the removal of overburden relating to Phase 3 of the open pit mine. The overburden removal will be completed in the first half of 2013, at which time production from Phase 3 of the open pit will commence.

The Company continued the underground exploration drilling program at the Black Fox Mine in Q4 2012, with two drills operating from the exploration drift located on the east ramp. The Black Fox underground ore body is open for expansion with grades that trend higher at depth. The objective of the underground exploration program is to increase the underground reserves and extend the mine life. The first results from the underground drilling program were released on October 25, 2012 and identified excellent grades over significant widths.

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SELECTED QUARTERLY AND ANNUAL FINANCIAL RESULTS

CONSOLIDATED FINANCIAL RESULTS

	For the three months ended		For the twelve months ended
(thousands, except per share and ounces)	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Revenue from the sale of gold	$33,266	$21,179	$117,681	$71,855
Mining operating costs	$23,990	$21,548	$94,335	$75,865
Income (loss) from mining operations	$9,276	$(369)	$23,346	$(4,010)
Net income and comprehensive income	$4,390	$2,407	$19,111	$15,769
Basic and diluted earnings per share	$0.02	$0.01	$0.09	$0.08
Adjusted cash flow from operations (1)	$17,456	$6,573	$52,446	$20,221
Gold sales in ounces	20,175	14,702	73,691	57,001
Total cash cost per ounce gold sold (1)	$685	$1,066	$762	$958
(1)	Adjusted cash flow from operations and total cash cost per ounce gold sold are non-GAAP measures and are not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation. Refer to the table under the section “Reconciliation of non-GAAP measures” for the calculation of adjusted cash flow from operations and cash costs per ounce of gold on page 9.

REVIEW OF ANNUAL FINANCIAL RESULTS

During the year ended December 31, 2012, the Company sold 73,691 ounces of gold compared to 57,001 ounces in the same period in 2011. Revenue for 2012 totalled $117.7 million compared to $71.9 million for 2011, an increase of $45.8 million or 64%. In 2011, approximately $15.5 million relating to the sale of gold from underground development ore was capitalized as the underground mine had not yet achieved commercial production. After giving effect to this balance, revenue increased by 35%, or $30.3 million, on a year over year basis. The increase in revenue is the result of a 29% increase in ounces sold and a 4% increase in the realized price per ounce. The number of ounces sold in 2012 increased as both Phase 2 of the open pit and the underground mine were in full production, compared to 2011, when the underground mine did not commence commercial production until the fourth quarter.

During the year ended December 31, 2012, 65,275 ounces were sold at spot prices at an average realized price of $1,665 per ounce and 8,416 ounces were delivered against the gold stream agreement (the “Goldstream”) with Sandstorm Resources Ltd. (“Sandstorm”). On November 5, 2012, the Company exercised its option to repurchase a portion of the Goldstream from Sandstorm. The Company repurchased 4% of the Goldstream relating to production from the Black Fox Mine and 3.7% of the production from the Black Fox Extension. Sandstorm is now entitled to 8% of the production from the Black Fox Mine and 6.3% of the production from the Black Fox Extension. The average realized price for sales under the Goldstream, prior to the repurchase, was $1,072 per ounce, consisting of cash proceeds of $500 per ounce and deferred revenue of $572 per ounce. As a result of the repurchase, the average realized price for sales under the Goldstream is $982 per ounce, consisting of $500 per ounce and deferred revenue of $482 per ounce. For the year ended December 31, 2012, the average realized price per ounce for gold sold to Sandstorm was $1,068. For the year ended December 31, 2011, 50,897 ounces were sold at spot prices at an average realized sales price of $1,589 per ounce and the remaining 6,104 ounces were delivered against the Goldstream at an average realized price of $1,072 per ounce.

During 2012, the Company produced 77,374 ounces of gold, compared to 55,756 ounces in the same period in 2011. The increase in production relates to improved grades and mill recoveries. The overall grade for 2012 was 3.43 gpt compared to 2.54 gpt in 2011, mainly due to the inclusion of higher grade underground ore. Mill recovery averaged 95% in 2012, compared to 94% in 2011.

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Direct operating costs, which include mining and processing costs, for the year ending December 31, 2012 were $56.2 million, compared to $45.2 million for 2011, an increase of $11.0 million or 24%. The increase in direct operating costs in 2012 relates to the increase in overall production as well as the inclusion of operating costs associated with the underground mine, which had been capitalized for the majority of 2011.

The open pit cost per tonne for 2012 was $3.14 compared to $2.80 in 2011, an increase of $0.34 per tonne, or 12%. The open pit cost per tonne is based on the total tonnes moved, excluding overburden tonnes. The increase in the cost per tonne is a result of a decline in the total tonnes moved, partially offset by lower operating costs. Operating costs in the open pit decreased by $2.6 million, from $28.4 million in 2011 to $25.8 million during 2012, due to a reduction in external contract services and improvements in cost management. The total number of tonnes mined in the open pit decreased by 17%, from 9,926,852 tonnes in 2011, to 8,215,954 tonnes in 2012 as Phase 2 of the open pit nears completion. The Company is currently completing overburden removal activities to prepare Phase 3 of the open pit which is expected to commence production in Q2 2013.

The cost per ore tonne for the underground mine in 2012 was $107. The underground mine did not commence commercial production until Q4 2011, therefore a relevant comparative from the prior year is not available. In 2012, 164,926 ore tonnes were mined from the underground and improvements to the underground mining techniques were made which decreased dilution and improved grade.

The cost per tonne milled in 2012 was $18.20 compared to $16.79 in 2011. The Company milled 735,573 tonnes in 2012, compared to 725,541 in 2011. The increase in milling cost per tonne relates to unscheduled maintenance costs incurred in Q2 and Q3 2012, and higher input costs for power and consumables.

During 2012, amortization and depreciation expense totalled $25.1 million compared to $18.3 million for 2011, an increase of $6.8 million, or 37%. The period over period increase is the result of amortization of underground development costs for a full year in 2012, compared to 2011 which included only one quarter of amortization as the underground did not commence commercial production until Q4 2011.

Corporate administration costs include expenses related to the overall management of the Company, which are not part of direct operating costs. Corporate administration expenses, before the recognition of non-cash share-based compensation, were $7.8 million for 2012 compared to $9.0 million in 2011, a decrease of $1.2 million or 13%. The reduction in corporate administration costs in 2012 relates to lower corporate overhead as a result of the closure of the Denver office and a decrease in legal, accounting and other professional fees. Share-based compensation for 2012 was $5.2 million compared to $3.5 million for 2011, an increase of $1.7 million. The increase relates to the vesting of stock options in 2012 and the introduction of the Company’s Deferred Share Unit Plan and Employee Share Purchase Plan.

Mine operating income for 2012 totalled $23.3 million, an increase of $27.3 million over the $4.0 million operating loss realized during 2011. The increase in operating income relates to the 29% increase in ounces sold, the 4% increase in average realized selling price and the 20% decrease in cash costs, offset by increases in depreciation and amortization and corporate administration expenses.

During the year ended December 31, 2012, the Company recorded impairment charges totaling $6.9 million on its exploration properties to reflect differences between the carrying value of these properties and the Company’s estimate of the properties’ fair value less cost to sell. These impairments consist of $5.7 million related to the Ixhuatán property, $0.9 million relating to the exploration properties in the Dominican Republic and $0.3 million relating to the Huizopa Project in Mexico.

The Company recorded a $5.6 million loss related to the $24.4 million Goldstream repurchase, representing the amount paid in excess of the amount received from Sandstorm at the time the Goldstream agreement was signed. The remaining $18.8 million has been applied to reduce the balance of deferred revenue on the Statement of Financial Position.

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Operating income for 2012 totalled $10.8 million, an increase of $14.8 million over the $4.0 million operating loss in 2011. This increase is a result of the increase in mine operating income of $27.3 million, offset by the impairment charges of $6.9 million and loss related to the Goldstream of $5.6 million.

REVIEW OF FINANCIAL RESULTS FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2012

During the three month period ended December 31, 2012, the Company sold 20,175 ounces of gold compared to 14,702 ounces in the same period in 2011. Revenue for the quarter ended December 31, 2012 totalled $33.3 million, compared to $21.2 million in Q4 2011, a 57% increase on a period over period basis. In 2011, approximately $2.3 million relating to the sale of gold from underground development ore was capitalized as the underground mine had not yet entered commercial production. After giving effect to this balance, revenue increased by $9.8 million, or 42%, on a year over year basis. The increase in revenue is the result of a 37% increase in ounces sold and a 3% increase in realized price per ounce. The number of ounces sold in Q4 2012 increased due to an increase in production from the underground mine.

During Q4 2012, 18,240 ounces were sold at spot prices, at an average realized price of $1,712 per ounce, and the remaining 1,935 ounces were delivered against the Goldstream at an average realized price of $1,051 per ounce. For the three month period ended December 31, 2011, 13,002 ounces were sold at spot prices, at an average realized price of $1,668 per ounce with the remaining 1,700 ounces sold against the Goldstream at an average realized price of $1,072 per ounce.

During the three month period ended December 31, 2012, the Company produced 22,672 ounces of gold, compared to 14,457 ounces in the same period in 2011. The increase in production relates to improved grades due to the inclusion of higher grade underground ore. The overall grade for Q4 2012 was 4.04 gpt compared to 2.66 gpt in Q4 2011. During Q4 2012, the Company commenced mining of the long-hole stope on the west side of the mine, which increased the grade.

Direct operating costs, which include mining and processing costs, for the three month period ended December 31, 2012, totalled $13.8 million, compared to $14.1 million for the same period ended December 31, 2011. The decrease in direct operating costs is the result of the decrease in the costs associated with underground operations.

The open pit cost per tonne for the three month period ended December 31, 2012 was $3.95 compared to $2.84 in Q4 2011, due to a 41% decrease in the total tonnes mined from the open pit. The total tonnes mined decreased from 2,636,848 tonnes in Q4 2011 to 1,555,068 tonnes in Q4 2012, due to the decrease in the stripping ratio as Phase 2 nears completion and activity shifts to the removal of overburden relating to Phase 3 of the open pit. Open pit operating costs decreased 16%, from $7.3 million in Q4 2011 to $6.1 million in Q4 2012, primarily due to a reduction in the tonnes mined.

The cost per ore tonne from the underground mine in Q4 2012 was $107, compared to $79 in Q4 2011. The increase in cost per tonne in Q4 2012 is due to a decrease in the tonnes mined. In Q4 2011, 64,216 tonnes were mined compared to 49,671 tonnes in Q4 2012. In 2012, more efficient mining techniques were employed, which reduced dilution resulting in the increase in the overall grade and the reduction in the tonnes mined.

The cost per tonne milled in Q4 2012 was $17.93 compared to $17.13 in the same period in 2011. In Q4 2012, 185,727 tonnes were processed, compared to 175,150 tonnes in Q4 2011. The increase in milling cost per tonne relates to increased costs associated with power and other consumables.

Amortization and depreciation expense totalled $6.7 million in Q4 2012 compared to $5.6 million in Q4 2011, an increase of $1.1 million, or 20%. Capitalized amounts are amortized on a unit of production basis. The increase in amortization expense in Q4 2012 is the result of the increase in production in Q4 2012 compared to Q4 2011.

Corporate administration expenses, before the recognition of non-cash share-based compensation, totalled $2.3 million for the three month period ended December 31, 2012, compared to $0.9 million in the same period in 2011, an increase of $1.4 million or 156%. This increase is attributable to severance payments and other employee compensation. Share-based compensation increased $0.2 million, from $0.9 million in Q4 2011 to $1.1 million, as a result of the vesting of stock options in Q4 2012 and the introduction of the Company’s Deferred Share Unit Plan and Employee Share Purchase Plan.

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Mine operating income for the three month period ended December 31, 2012 totalled $9.3 million, an increase of $9.7 million over $0.4 million operating loss in Q4 2011. The improvement in operating income relates to the 37% increase in ounces sold, a 3% increase in the average realized gold price and the 36% decrease in cash costs, offset by the increase in amortization and corporate administration expenses.

Operating income for the three month period ended December 31, 2012 totalled $2.5 million, an increase of $2.9 million over $0.4 million operating loss during the same three month period in 2011. This increase is as a result of the increase in income from mining operations of $9.7 million, offset by the impairment charges of $1.2 million and loss related to the Goldstream of $5.6 million.

REVIEW OF OTHER INCOME, EXPENSES, TAXES AND NET INCOME FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2012

Finance costs totalled $2.0 million in Q4 2012 compared to $0.7 million in Q4 2011. Finance costs include costs associated with the 6.5% Unsecured Convertible Debentures (the “Debentures”), the Senior Secured Notes (the “Notes”) issued on October 25, 2012 and the Company’s finance lease obligations. The increase in finance costs in Q4 2012 can be attributed to transaction costs related to the Notes, a decrease in capitalized interest and higher interest expense associated with the Company’s finance leases. For the year ending December 31, 2012, finance costs increased by $0.4 million, from $5.4 million to $5.8 million, primarily due to transaction costs on the Notes and additional interest payments on the Debentures.

During 2012, the Company recorded a gain of $1.8 million in the Statement of Operations, relating to the termination of the option agreement with Cangold Limited (“Cangold”). On September 10, 2012, Cangold provided notice to the Company that they were terminating their option to acquire the Company’s Ixhuatán exploration project in Mexico. As a result, the property was returned to the Company and Cangold was under no further obligation to the Company. Prior to the termination of the agreement, the Company received a non-refundable payment of $1.0 million and 6.0 million Cangold shares. The Company has classified its remaining investment in Cangold as an available-for-sale investment as the Company no longer has significant influence over Cangold.

During the three month period ended December 31, 2012, the Company recorded a $1.1 million gain on the derivative liability relating to the Debentures, compared to a $3.2 million gain in Q4 2011. The Debentures include a conversion option which allows them to be redeemed by the Debenture holders in either cash or equity at maturity. As a result, the conversion option is a hybrid financial instrument and must be recorded at fair-value at each reporting date. The Company determines the fair value of the conversion option using the Black Scholes valuation model. Gains or losses relating to the fair value adjustments are recorded in the Statement of Operations and vary with changes to the assumptions used in the Black Scholes model. For the year ended 2012, the Company recorded a $3.8 million gain relating to the revaluation of this derivative liability, compared to a gain of $10.5 million in 2011.

The interest rate on the Notes is linked to the price of gold and therefore considered to be a derivative liability. For the year ending December 31, 2012, the Company recorded an unrealized loss of $0.1 million relating to the change in the fair value of the derivative, less payment of accrued interest.

The Notes also contain an early redemption feature which allows the Company to redeem the Notes at a 105% redemption factor prior to January 1, 2014 or a 103% redemption factor between January 1, 2014 and October 31, 2015, plus accrued and unpaid interest. The early redemption feature is not closely related to the host debt contract and, therefore, is classified as a derivative asset. The Company recorded a derivative asset relating to the early redemption feature of $4.2 million upon initial recognition. The fair value of the derivative asset was determined using a specialized valuation technique. The derivative asset must be revalued at each reporting period. During the year ended December 31, 2012, the Company recorded an unrealized loss on the fair value change of the derivative asset of $0.4 million in the Statement of Operations.

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For the three month period ended December 31, 2012, the Company recorded a gain of $2.0 million relating to the change in the fair value of the Company’s warrant liabilities, compared to a gain of $1.3 million in Q4 2011. The warrants are denominated in Canadian dollars, which is not the Company’s functional currency and therefore they are considered to be a financial liability. The fair value of the warrant liabilities is determined by the quoted market value of these securities. Gains or losses resulting from the change in the quoted market value of these securities are recognized in the Statement of Operations each reporting period. The Company recorded a gain of $5.1 million for 2012 compared to a gain of $10.8 million for 2011.

During 2012, the Company completed the sale of the notes receivable. The Company received net proceeds of $5.8 million, and recorded a gain of $2.3 million in the Statement of Operations.

For the three month period ended December 31, 2012, the Company recorded tax recoveries of $0.8 million compared to a tax expense of $0.5 million in the same period in 2011. The Company realized foreign exchange gains and other items of $0.3 million compared to foreign exchange losses and other items of $0.8 million in 2011. For 2012, the Company recorded tax recoveries of $2.6 million compared to tax recoveries of $2.3 million in 2011. The Company realized foreign exchange losses and other of $1.4 million compared to foreign exchange gains and other of $nil in 2011.

During the three month period ended December 31, 2012, the Company recorded net income of $4.3 million, compared to net income of $2.4 million in the same period in 2011, an increase of $1.9 million. The increase was driven by positive mine operating income and gains associated with the warrant liabilities, offset by a decrease in the gains related to the conversion option on the Debentures, impairments on mineral properties, the loss on the 4% repurchase of the Goldstream and increased finance costs. The Company recorded net income of $18.9 million for 2012, compared to $15.8 million in 2011, an increase of $3.1 million. The increase was driven by the increase in mine operating income and one-time gains on the termination of the Cangold option agreement and sale of the notes receivable, offset by decreases in the gains associated with the derivative liabilities, the loss on the 4% repurchase of the Goldstream and the impairments on mineral properties.

STATEMENT OF FINANCIAL POSITION

Current assets totalled $47.9 million as of December 31, 2012, compared to $36.7 million as of December 31, 2011, an increase of $11.2 million, or 31%. Cash and cash equivalents increased by $11.0 million from $18.8 million as of December 31, 2011 to $29.8 million as of December 31, 2012. Cash inflows during 2012 consist of positive cash from operations of $12.7 million (which is net of the $24.4 million paid to Sandstorm), $66.9 million in net proceeds from financing activities, $5.8 million in net proceeds from the sale of the notes receivable and $4.8 million from the exercise of warrants and options. The cash inflows were offset by capital expenditures of $63.8 million, repayments of long term debt of $11.2 million and interest payments of $5.6 million. Short-term inventories increased by $4.8 million as compared to December 31, 2011 due to the timing of the processing of ore.

Long-term assets increased by $36.9 million from $336.5 million as of December 31, 2011 to $373.4 million as of December 31, 2012. Plant, property and equipment increased by $39.5 million due to capitalized development costs in the open pit and underground mine, exploration activities, and equipment purchases. Long-term inventory increased by $6.4 million, from $2.0 million as at December 31, 2011 to $8.4 million as at December 31, 2012, due to additions to the low-grade stockpile. These increases were offset by a $13.2 million decrease in the investment receivable balance resulting from the termination of the option agreement with Cangold.

Total liabilities decreased by $2.0 million, from $190.7 million as of December 31, 2011 to $188.7 million as of December 31, 2012. Deferred revenue decreased by $23.5 million as a result of the repurchase of 4% of the Goldstream and recognition of deferred revenue from gold sales to Sandstorm throughout 2012. Derivative liabilities decreased by $17.5 million due to the termination of the option agreement with Cangold, a $3.8 million decrease in the convertible debenture derivative liability and a decrease of $5.1 million in the fair value of the warrant liabilities, partially offset by an increase in the commodity linked interest liability recognized in 2012. These decreases were offset by a $37.8 million increase in long-term debt due to the sale leaseback financing completed in Q1 2012 and the Notes financing completed in Q4 2012, partially offset by debt repayments of $11.2 million.

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Shareholders’ equity increased by $50.1 million, from $182.5 million as of December 31, 2011 to $232.6 million as of December 31, 2012, as a result of the completion of two equity financings during the year and the positive net income recorded during 2012.

RESULTS OF OPERATIONS

	For the three months ended		For the twelve months ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
Metal Sales
Gold (ounces)	20,175	14,702	73,691	57,001
Silver (ounces)	1,096	948	4,178	2,803
Average realized gold price ($/ounce)	$1,649	$1,599	$1,597	$1,533

Production
Open Pit Mine
Ore tonnes mined	277,338	137,271	907,077	433,267
Operating waste tonnes mined	1,054,830	1,426,653	5,008,332	4,849,506
Capital stripping tonnes mined	222,900	1,072,924	2,300,545	4,644,079
Overburden tonnes mined	1,148,408	-	1,187,040	293,680
Total tonnes mined – Open Pit Mine	2,703,476	2,636,848	9,402,994	10,220,532

Underground Mine
Ore tonnes mined	49,671	64,216	164,926	170,899
Total Tonnes Mined	2,753,147	2,701,064	9,567,920	10,391,431

Tonnes milled	185,727	175,150	735,573	725,541
Tonnes milled per day	2,019	1,904	2,010	1,988
Head grade of ore (gpt)	4.04	2.66	3.43	2.54
Recovery (%)	94%	97%	95%	94%
Gold ounces produced	22,672	14,457	77,374	55,756

Total cash costs ($/ounce)	$685	$1,066	$762	$958
Operating margin ($/ounce)	$964	$533	$835	$575

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NON-GAAP FINANCIAL INFORMATION

In this report, the Company uses the terms “cash operating costs”, “total cash costs”, “operating margin”, and “adjusted cash flow from operations”, each of which are considered non-GAAP financial measures as they do not have any standardized meaning prescribed in IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These terms are used by management to assess performance of individual operations and to compare the Company’s performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis. Cash operating costs per ounce is equivalent to direct operating cost, as found on the Consolidated Statements of Operations, less production royalty expenses and production taxes but includes by-product credits for payable silver.

The term “total cash costs” is equivalent to cash operating costs plus production royalties and mining taxes.

The term “operating margin” is equivalent to realized gold price per ounce less cash costs per ounce.

The term “adjusted cash flow from operations” is equivalent to the net cash provided by operating activities, less the net change in non-cash operating working capital and other relevant items, as found on the Consolidated Statements of Cash Flows.

See the reconciliation of non-GAAP financial measures for a reconciliation of these non-GAAP measures to the Company’s Consolidated Statements of Operations and Comprehensive Income and Consolidated Statements of Cash Flows.

RECONCILIATION OF NON-GAAP MEASURES

Adjusted Cash Flow from Operations

	For the three months ended		For the twelve months ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
Net cash provided by operating activities	$(8,819)	$9,905	$12,652	$23,657
Add: net change in non-cash working capital	1,879	(3,332)	15,398	(3,436)
Add: cash repurchase of Goldstream Agreement	24,396	-	24,396	-
Adjusted cash flow from operations	$17,456	$6,573	$52,446	$20,221

Total Cash Operating Costs per Ounce

	For the three months ended		For the twelve months ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
Gold ounces sold	20,175	14,702	73,691	57,001
Less: pre-commercial production underground ounces sold	-	(1,489)	-	(9,842)
Net gold ounces sold	20,175	13,213	73,691	47,159
Direct operating costs	$13,824	$14,082	$56,169	$45,160
Total cash cost per ounce of gold	$685	$1,066	$762	$958

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FOURTH QUARTER OPERATIONAL REVIEW

Black Fox Open Pit Mine

During the three month period ended December 31, 2012, the Company mined 277,338 ore tonnes from the open pit, a 102% increase over the 137,271 ore tonnes mined in Q4 2011. During Q4 2012, the operating strip ratio in the open pit decreased to 3.8:1, compared to 10.4:1 in Q4 2011, as the mine advanced deeper into Phase 2.

For the year ended December 31, 2012, the Company mined 907,077 ore tonnes from the open pit, a 109% increase over the 433,267 ore tonnes mined in same period of 2011. The increase in the ore tonnes mined in 2012 compared to 2011 is due to the fact that no ore tonnes were mined in Q1 2011 due to Phase 2 overburden removal which occurred during that period. During the year ended December 31, 2012, the operating strip ratio in the open pit was 5.5:1, compared to 11.2:1 for the same period in 2011.

In Q4 of 2012, the Company commenced overburden removal activities relating to the third phase of the open pit. A total of 1,187,040 tonnes of overburden were moved during 2012. The overburden removal activities are expected to be completed in Q2 2012.

Black Fox Underground Mine

During 2012, the Company successfully implemented changes to the underground mining techniques and equipment, which have contributed to the improvement in the operating results. Mining methods have been tailored to the geometry of the ore zones which has reduced dilution and increased grade.

During the three month period ended December 31, 2012, development advance totalled 1,957 metres (“m”), including 408 m of ore access development, and 49,671 tonnes of ore were mined at a rate of 540 tpd. During the year ended December 31, 2012, development advance totalled 9,061 m, including 1,265 m of ore access development, and 164,926 tonnes of ore were mined at an average rate of 451 tpd.

During the fourth quarter, the Company commenced production from the long-hole stope on the west side of its underground mine.

Black Fox Mill

During the three month period ended December 31, 2012, the Black Fox Mill processed 185,727 tonnes of ore, at a grade of 4.04 gpt and a recovery of 94%, achieving total production of 22,672 ounces. This compares to 175,150 tonnes in Q4 2011 at a grade of 2.66 gpt and a recovery rate of 97%. Mill throughput averaged 2,019 tonnes per day throughout Q4 2012.

During the year ended December 31, 2012, the Black Fox Mill processed 735,573 tonnes of ore, at a grade of 3.43 gpt and a recovery of 95%, achieving total production of 77,374 ounces. This compares to 725,541 tonnes at a grade of 2.54 gpt and a recovery of 94% in 2011. Mill throughput averaged 2,010 tonnes per day throughout 2012.

Safety and Environment

The Company continues its commitment to safety and the environment by providing a safe work place for its employees and accepts responsibility for the stewardship of all its operations. Brigus has been recognized by the Porcupine Northeastern Ontario Mines Safety Group for attaining zero lost time frequency for each of the past three years. The Black Fox and Grey Fox exploration sites also continue with a strong safety record with all sites working over 3.2 million hours without a lost time injury or significant environmental issue.

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Capital

The Company’s projected capital expenditures for 2013 and capital expenditures incurred in 2012 and 2011 are as follows:

(in millions)	Forecasted	Actual	Actual
	2013	2012	2011
Underground sustaining and other capital	$22.0	$29.2	$39.1
Underground exploration	2.5	1.9	-
Open pit sustaining, overburden and other capital	13.0	9.7	13.5
Other capital spending	6.0	12.7	7.6
Total capital expenditures	$43.5	$53.5	$60.2

Grey Fox exploration	$8.5	$10.1	$11.0
Grey Fox development	3.5	-	-
Goldfields and other exploration	-	0.4	3.0
Exploration and evaluation expenditures	$12.0	$10.5	$14.0

The Company expects capital expenditures to decrease during 2013, mainly as a result of the decrease in the underground sustaining capital. Over the past two years a significant amount of development occurred in the underground mine to ramp-up production capacity. The Company expects the amount of development activity to decrease in 2013 as the underground reaches steady state production levels. The total underground capital expenditure shown for 2011, excludes the impact of the $15.5 million relating to the sale of underground ore credited against capital costs during the period before the underground mine had reached commercial production.

Capital expenditures relating to deferred stripping in the open pit declined compared to 2011 as the Company advanced further into the final stages of Phase 2 of the open pit. Capital expenditures in the open pit are expected to increase in 2013 due to the continuation of the overburden removal activities into Q2 2013 and higher deferred stripping costs during the first few months of the operation of Phase 3 of the open pit.

Other capital spending includes the acquisition of property, plant, and equipment and capital overhaul expenditures. The 2013 capital projects include the expansion of the tailings facility at the mill, the acquisition of underground and open pit equipment, and capital overhauls on the open pit and underground mobile fleet. In 2012, $5.0 million was incurred in relation to the mill expansion which was completed in Q4 2012.

The Company is continuing the exploration activities in the underground mine and at the Contact, 147 and Grey Fox South zones in 2013. The underground exploration program will be funded using internally generated funds. The Contact, 147 and Grey Fox South zones will be funded using the proceeds of the Cdn$10.0 million flow-through financing raised on November 1, 2012.

EXPLORATION REVIEW

Black Fox Complex

The Company continues to report excellent results from its drilling program on the Black Fox Complex. The Black Fox Complex covers 18-square kilometres (“kms”) and extends 6.5 kms along the strike of the well-known Destor-Porcupine Fault Zone, which hosts the Black Fox gold deposit and several other gold deposits in the Timmins Gold District. The Grey Fox property hosts a series of prolific gold zones that are within close proximity, including the Contact, 147 and Grey Fox South zones. The Grey Fox property is located about four kilometres southeast of the Black Fox Mine.

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In the September 2012, the Company announced an updated independent NI 43-101 resource estimate on the 147 and Contact zones. Highlights include a total of 480,850 indicated ounces (279,244 relating to the 147 Zone and 201,606 relating to the Contact Zone) and 91,061 inferred ounces (51,261 relating to the 147 Zone and 39,800 relating to the Contact Zone).

The Contact Zone is a steeply dipping fault zone located between the north-south trending argillaceous sediments and tuffs, in contact with mafic volcanics. The Contact Zone extends from the Grey Fox South claim boundary northwards for at least 1,200 m with an average strike of 350 degrees azimuth. The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m. The 147 Zone has gold mineralization which primarily occurs within multiple quartz carbonate brecciated zones within bleached units of mafic volcanics. The 147 Zone mineralization extends to a vertical depth of approximately 400 m below surface and remains open down-dip.

In the fourth quarter of 2012, the Company completed a total of 18,598 m of drilling in 43 drill holes on the Grey Fox property. Drilling targeted the 147, Contact and Grey Fox South zones. The focus of the ongoing drilling program on the Grey Fox property is to expand the mineralization within the 147 and Contact zones and to continue to define the orientation and size of gold mineralized shoots of the new Grey Fox South Zone as well as extending the mineralization along strike. Drilling on the Grey Fox South Zone has intersected the gold mineralized trend over a 275 m strike length. The zone remains open in all directions. The Company currently has five drills working at the Grey Fox property.

The Company continued its planning for the Grey Fox Mine, which will be the second mine on the Black Fox property. The Grey Fox Mine will encompass the 147, Contact, and Grey Fox South zones. Environmental permitting and a feasibility study for the Grey Fox Mine is currently underway.

Underground Exploration Program

Exploration and definition drilling in the Black Fox underground mine continued in Q4 2012. The objective of the underground exploration drilling program is to add additional reserves to the Black Fox underground mine. Drilling to date has returned excellent gold grades over significant widths. The first results from the underground exploration drilling program were released on October 25, 2012 and additional results will be released in Q2 2013.

Goldfields Project

The Goldfields Project is located in northern Saskatchewan, Canada. A pre-feasibility study on the Goldfields project completed in 2011 indicated that the project had a net present value of $144.3 million at a 5% discount rate with an internal rate of return of 19.6% assuming a gold price of $1,250 per ounce (pre-tax).

Brigus remains focused on establishing steady state production levels at its Black Fox operation and the development of the Grey Fox Mine. Once production from the Black Fox Complex has reached its steady state production level, Brigus will make a decision regarding the development of the Goldfields Project.

Ixhuatán Project, Mexico

In Q4 2011, Brigus signed an option agreement with Cangold, whereby Cangold was given an option acquire a 75% interest in the Ixhuatán gold project in Chiapas, Mexico. On September 10, 2012, Cangold terminated the option agreement and control of the property was returned to the Company. The Company received a non-refundable payment of Cdn$1.0 million and 6.0 million Cangold shares. The Company is currently evaluating its options in relation to this property.

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Dominican Republic Projects

The Company has signed an agreement with Everton related to the sale of its interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic (the “Concessions”). The agreement requires Everton to issue 15.0 million treasury common shares to the Company in exchange for an option to acquire the Company’s 50% interest in the Concessions. Everton can exercise the option by providing the following consideration:

•	two payments of Cdn$0.5 million which can be paid in cash or common shares,
•	a sliding Net Smelter Return royalty on the Concessions equal to 1.0% when the price of gold is less than US$1,000 per ounce, 1.5% when the price of gold is between US$1,000 and US$1,400 per ounce and 2% when the price of gold is above US$1,400 per ounce; and
•	a promissory note equal to the greater of Cdn$5.0 million or 5.0 million common shares of Everton. The promissory note will be subject to the completion of a NI 43-101 compliant measured and indicated resource estimate on the Concessions of a minimum of one million ounces of gold equivalent (at an average grade of 2.5 gpt or higher for Ampliación Pueblo Viejo and 1.5 gpt or higher for Ponton and La Cueva) or actual gold production from the Concessions plus a NI 43-101 compliant measured and indicated resource estimate on the Concessions (at an average grade of 2.5 gpt gold equivalent and 1.5 gpt gold equivalent or higher for Ponton and La Cueva) exceeding one million ounces of gold equivalent.

The Option agreement was signed on October 24, 2012. The completion of the sale is pending the renewal of the concessions, which is expected in Q2 2013.

SELECTED ANNUAL INFORMATION

(In thousands, except per share amounts)

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Revenue from the sale of gold	$117,681	$71,855	$85,935
Income (loss) from mining operations	$23,346	$(4,010)	$17,394
Net income (loss) and comprehensive (loss) income	$19,111	$15,769	$(55,530)
Basic and diluted earnings (loss) per share	$0.09	$0.08	$(0.48)
Total assets	$421,279	$373,211	$310,454
Total non-current financial liabilities	$188,655	$190,686	$168,712
Cash dividends per share	-	-	-

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(In thousands, except per share and ounce amounts)

	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue from the sale of gold	$33,266	$30,170	$28,422	$25,823	$21,179	$19,243	$17,863	$13,570
Operating income (loss)	$2,435	$209	$4,686	$3,480	$(369)	$2,626	$(2,891)	$(3,376)
Net income (loss) and comprehensive (loss) income	$4,390	$8,785	$416	$5,520	$2,407	$13,073	$(3,972)	$4,261
Net income (loss) per share, basic and diluted	$0.02	$0.04	$0.00	$0.03	$0.01	$0.07	$(0.02)	$0.02
Gold sales in ounces	20,175	19,064	18,419	16,033	14,702	17,119	15,177	10,003
Total cash costs per ounce	$685	$728	$799	$858	$1,066	$807	$865	$1,097

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KEY ECONOMIC TRENDS

The Company’s performance is highly dependent on the price of gold as it directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, global economic conditions, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. There has been continued volatility in the financial markets and there continues to be uncertainty around the global economic recovery. Slower global growth is expected to continue and reflects the compounding effect of a number of factors, most notably increasing fiscal belt-tightening in many advanced nations, prior credit restraint in some key developing countries, and the cascading effect on international trade, credit, and financial conditions associated with the euro zone’s lingering sovereign debt crisis.

In this environment, precious metals represent an attractive investment alternative. At December 31, 2012, the spot price for gold per ounce was $1,664, compared to $1,776 as at September 30, 2012, $1,599 as at June 30, 2012, $1,662 as at March 31, 2012, and $1,575 at December 31, 2011.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2012, cash and cash equivalents totalled $29.8 million, compared to $18.8 million at December 31, 2011, an increase of $11.0 million, or 56%. Taking into effect the $24.4 million payment made to Sandstorm, cash provided by operating activities was $37.0 million, an increase of $13.4 million compared to 2011. The increase in operating cash flow is the result of the increased production and sales in 2012 compared to 2011.

During 2012, the Company utilized $53.5 million to fund property, plant and equipment, which includes underground mine development costs, open pit capital stripping activities and equipment purchases and $10.6 million to fund exploration and development expenditures. During 2011, net cash used in investing activities totalled $58.8 million, consisting of $44.8 million in capital expenditures related to property, plant and equipment and $14.0 million related to exploration and development expenditures. These outflows were partially offset by a reduction in the restricted cash of $2.7 million related to the bonding requirements on the Company’s reclamation liability.

During 2012, financing activities contributed $60.7 million to cash flow as a result the issuance of the Cdn$30.0 million senior secured notes, a $15.0 million equity financing completed on March 15, 2012, a $10.0 million financing completed on November 1, 2012, $15.0 million from the sale leaseback transaction, $4.8 million in proceeds from the exercise of warrants and options, and $5.8 in proceeds from the sale of the notes receivable. These inflows were offset by $11.2 million and $5.6 million in debt and interest repayments, respectively. In 2011, cash provided by financing activities totalled $34.3 million, consisting of the issuance of the Debentures for $47.5 million, $13.5 million in proceeds from the exercise of warrants and options and $7.6 million in proceeds from an equity financing. Cash flows used in financing activities in 2011 totalled $30.7 million in debt repayments, including $22.0 million related to the repayment of the project facility, and $4.5 million in interest payments.

The following are transactions the Company completed during 2012 to manage its liquidity and capital requirements:

$30 million Senior Secured Term Notes

On October 30, 2012, the Company issued Cdn$30.0 million in Senior Secured Notes. The Notes are secured by a first charge on all assets of the Black Fox Mine, including the Grey Fox property, as well as the Goldfields property. The Notes have a three year term, with quarterly principal payments of Cdn$2.0 million commencing on June 30, 2013. The Notes bear interest at rates ranging between 9% and 14%, which will be paid monthly, at an annual rate as calculated based on the closing Bloomberg Composite New York Gold Price from the prior month. This financing carried a finance structure fee of 2.77%. On November 5, 2012, $24.4 million of this financing was used to repurchase 4% of the existing 12% Goldstream.

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Flow-Through Share Financing

The Company completed a flow-through share subscription agreement on November 1, 2012. The Company issued 8.3 million shares at Cdn$1.21 per share for total proceeds of Cdn$10.0 million. The Company has agreed to renounce to investors a total of Cdn$10.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2012. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 28, 2013 and December 31, 2013.

Sale of Notes Receivable

On August 30, 2012, the Company completed the sale of the $3.4 million notes receivable. The Company received net proceeds of $5.8 million and recorded a gain of $2.3 million for the year ended December 31, 2012.

Sale Leaseback Financing

On March 30, 2012, the Company completed a $15.0 million sale leaseback financing related to certain assets within the Black Fox Mill. The Company recorded a gain of $2.1 million, which has been deferred and is being amortized over the life of the lease. The lease is accounted for as a finance lease with a 60 month term, a fixed interest rate of 5.69% and with monthly lease payments.

$15 million Equity Financing

On March 15, 2012, the Company completed a bought deal offering of 15.8 million common shares at Cdn$0.95 per share, for total proceeds of Cdn$15.0 million.

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities as at December 31, 2012:

						December 31,
	Payments due by period as of December 31, 2012					2011
	Within 1 year	2-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$21,071	$1,555	$125	$-	$22,751	$25,694
Long-term debt (principal and interest repayments)	25,597	47,086	56,243	-	128,926	88,862
Derivative liabilities	2,788	4,383	2,554	-	9,725	27,249
Operating lease obligations	372	545	332	110	1,359	853
Contractual commitments	14,118	-	-	-	14,118	14,107
	$63,946	$53,569	$59,254	$110	$176,879	$156,765

As of December 31, 2012, the Company had approximately $14.1 million of contracted equipment commitments related to the Goldfields Project.

OUTSTANDING SHARES

As of December 31, 2012, the Company had 231,359,942 common shares outstanding. As of March 28, 2013, 231,459,942 common shares of the Company were outstanding. As of March 28, 2013, the Company also had 18,760,529 outstanding stock options at a weighted averaged exercise price of $1.19, 15,886,317 common share purchase warrants outstanding at a weighted average exercise price of Cdn$2.19, and up to 20,408,163 shares issuable on conversion of the convertible debentures outstanding with a maturity date of March 31, 2016.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

During 2012, related party transactions with Stockport Exploration Inc. (formerly Linear Metals Corporation) (“Stockport”) for the provision of general and administrative services totalled $0.05 million. Accounts receivable from Stockport totalled $0.1 million as at December 31, 2012.

The Company has a Stock Option Plan for directors, officers and employees of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel.

During 2012, the Company also implemented an Employee Share Purchase Plan (“ESPP”) for employees of Brigus and a Deferred Share Unit (“DSU”) Plan for senior executives and directors.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company holds certain financial instruments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, accounts receivables, and restricted cash in the ordinary course of business. Cash and restricted cash are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivables owed to the Company in the ordinary course of business is not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements, including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

The Company’s current annual interest obligation associated with the Convertible Debentures is approximately $3.25 million, which the Company may satisfy in cash, or by issuing common shares to raise cash proceeds for the payment of interest or a combination thereof at its option. The interest obligation on the Senior Secured Notes ranges from 9% to 14% based on the price of gold. The Company may also incur additional indebtedness from time to time to finance working capital, exploration or development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the indenture governing the Convertible Debentures, the Senior Secured Note Agreement and in any other agreements under which the Company may incur indebtedness in the future. The Company’s indebtedness and interest payment obligations could adversely affect its ability to operate its business and may limit the Company’s ability to take advantage of potential business opportunities.

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Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while increasing production levels at its current operations.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include Canadian dollar restricted cash, accounts payable and current and long-term debt. The Company’s functional and reporting currency is US dollars. The Company’s Canadian operations at the Black Fox Mine are translated from the host currency to US dollars. Therefore, exchange rate movements in the Canadian dollar can have a significant impact on the Company’s consolidated operating results.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

Commodity Price Risk

The Company historically has derived the majority of its revenues from the sale of gold, and its current development and exploration activities are focused on gold. As a result, the Company’s future earnings are directly related to the price of gold. Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A 10% increase or decrease in the price of gold would result in a $10.9 million increase or decrease in the Company’s 2012 pre-tax earnings for the period (2011 - $8.1 million).

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict. If the market price for gold falls below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects. Furthermore, any such reduction in the market price for gold could cause the Company to experience significant losses and could require the Company to discontinue exploration, development and/or mining at one or more of its properties.

The Company also has the Notes which bears interest between 9% and 14% depending on the price of gold. For the year ended December 31, 2012, the sensitivity of the Company’s interest expense related to the Notes due to changes in the gold price from under $1,800 per ounce to over $2,500 per ounce would have impacted net income by $0.3 million (2011 - $nil) as the Notes were issued on October 25, 2012.

The Company is also a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.

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Equity Price Risk

The Company’s common shares are listed on the NYSE MKT Equities Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

As of March 28, 2013, approximately 34.7 million of the Company’s common shares are issuable on exercise of warrants and options to purchase common shares at prices ranging from approximately Cdn$2.19 and $0.77 to $3.80 at a weighted average price of Cdn$2.19 and $1.19, respectively.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share. Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares. The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to the Company than those provided by the outstanding rights.

RISK FACTORS

The Company’s business contains significant risk due to the nature of mining, exploration and development activities. Certain risk factors below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate the risks wherever possible. For details of risk factors, please refer to the Company’s audited consolidated financial statements, and Annual Information Form that is available at www.sedar.com.

Nature of Mineral Exploration and Mining

Mines have limited lives based on proven and probable reserves and therefore the Company will be required to continually replace and expand its mineral reserves as it mines gold. The Company’s ability to maintain and increase its annual production of gold in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand existing mineral reserves at existing mines. In addition, there is a limited supply of desirable mineral lands available in Canada and other countries where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, many of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

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Certain of the Company’s activities are directed toward the exploration for and the development of mineral deposits. The exploration for, and development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; capital and operating costs which are highly variable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

Mining is inherently risky and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to: unanticipated changes in grade and tonnage of material to be mined and processed; unanticipated adverse geotechnical conditions; adverse weather conditions; incorrect data on which engineering assumptions are made; availability and cost of labour and other supplies and equipment; availability of economic sources of power; adequacy of access to the site; unanticipated transportation costs; government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands); lower than expected ore grades; metallurgical or other processing problems; delays in delivery and installation of equipment necessary to continue operations as planned; or failure of the Company’s equipment, processes or facilities to operate properly or as expected. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice.

Reserve Estimates

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”. The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals. The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent companies hired by the Company. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable. In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The Company’s reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. For example, the Company’s reserves at Black Fox were estimated using a gold price of $1,150/oz for 88% of production and $500/oz for the remaining gold production that is sold through the Goldstream Agreement. Gold prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized. Any material reduction in the Company’s reserves estimates could have a material adverse effect on the Company’s results or operations or financial condition.

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Development Projects

The Company is engaged in the development of new ore bodies. The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions regarding future projects, including the 147 Zone, Contact Zone, Grey Fox South Zone, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow. The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that any future exploration or development efforts will be profitable.

The Grey Fox Mine is currently at the pre-development stage. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

In addition, the Grey Fox Mine has no recent operating history upon which to base estimates of future commercial viability. Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that differences in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurance that the Company will be able to complete the Grey Fox development project on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Should any of these events occur, it could have a material adverse effect on the Company’s results of operations, financial condition, and prospects.

Production Estimates

The Company prepares estimates of future production for its operations. The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future.

Each of these factors also applies to future development properties not yet in production. In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

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Environment Laws and Regulations

The Company’s exploration and production activities in Canada are subject to regulations by governmental agencies under various environment laws. The Company is also subject to environmental regulations in Mexico and the Dominican Republic where it has exploration and development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation in many countries is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments and proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes in or delays in the Company’s intended activities. There can be no assurance that future changes in environment regulations will not adversely affect the Company’s business.

Property Rights, Permits and Licensing

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees. If the Company fails to make these payments when they are due, its rights to the property may lapse. There can be no assurance that the Company will always make payments by the requisite payment dates. In addition, some contracts with respect to the Company’s mineral properties require development or production schedules. There can be no assurance that the Company will be able to meet any or all of the development or production schedules. The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

Uncertainty of Title

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from operations as well as ongoing exploration and development programs. Furthermore, if the Company loses its rights in and to any of its properties, it could have a material adverse effect on the Company’s operations or financial condition.

Capital Expenditures

In order to explore and, if exploration is successful, develop the Company’s projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration. The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material. If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economies and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

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Substantial expenditures will be required to develop the Grey Fox development project. The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

CRITICAL ACCOUNTING POLICIES and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. The Company has identified certain accounting policies that the Company believes are most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of the operations. The Company’s significant accounting policies are disclosed in Note 3 to the December 31, 2012 Consolidated Financial Statements.

Inventories

There are three elements of inventories in which management is required to make estimates and assumptions - stockpiled ore, in-circuit gold inventories and doré. All are valued at the lower of average production costs or net realizable value. The average production cost includes the direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle. Net realizable value represents that value that can be realized upon sale of the inventory in question, less a reasonable allowance for further processing and sales costs, where applicable. The estimates and assumptions used in the measurement of the inventories include surveyed stockpile quantities, in circuit process volumes, gold contents of both, recoverable ounces once processed and the price per ounce of gold when ounces of gold are recovered and sold.

Mining Interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant, property and equipment and expenditures related to exploration arising from property acquisitions. Mine development costs are capitalized after proven and probable reserves have been identified. Amortization is calculated using the unit-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives. Repair and maintenance costs are expensed as incurred.

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

The Company reviews the carrying values of its assets on a regular basis for indicators of impairment at the end of each reporting period by reference to project economics. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), with the Black Fox operating mine and development projects representing separate CGU’s. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use. The estimates and assumptions used by management in the assessments include recoverable ounces of gold from the reserves and resources, long-term gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

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The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

Deferred Revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

Reclamation and Closure Costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation. Changes if any, due to their nature and unpredictability, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. The IASB has issued an amendment to IFRS 9 Financial Instruments (“IFRS 9”), which changes the effective date of IFRS 9 (2009) and IFRS 9 (2011), so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015, with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures (“IFRS 7”) which outlines that, with the amendments to IFRS 9, entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

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IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company has concluded that the adoption of these standards will not have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and outlines required disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company has concluded that the adoption of this standard will not materially impact the consolidated financial statements with the exception of requiring additional disclosures.

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

The IASB issued amendments to IAS 19 Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments to other employee benefits include modification of the accounting for termination benefits and classification of other employee benefits. IAS 19 is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when this activity provides access to useable ore that can be used to produce inventory or improves access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013, with early adoption permitted. The Company has concluded that its current accounting policies conform with IFRIC 20 and the adoption of this standard will not impact the consolidated financial statements.

Amendments were issued by the IASB to IAS 32 Financial Instruments: Recognitions and Measurement (“IAS 32”), which address inconsistencies in current practice when applying the offsetting criteria. These amendments are part of the IASB’s offsetting project. These amendments must be applied starting January 1, 2014, with early adoption permitted. The IASB also issued amendments to IFRS 7 Financial Instruments Disclosures as part of the offsetting project. This includes specific disclosures related to offsetting financial assets and liabilities that will enable users of an entities financial statements to evaluate the potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and liabilities, on the entity’s financial position. These amendments must be applied starting January 1, 2013, with early adoption permitted. The Company has concluded that the adoption of these standards will not have a material impact on its consolidated financial statements.

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CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial or territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2012, an evaluation was carried out, under the supervisions and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2012.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2012, management evaluated the effectiveness of the Company’s internal control over financial reporting. In making this evaluation, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at December 31, 2012. No material weaknesses were identified by management during this evaluation.

Change in Internal Control over Financial Reporting

There were no significant changes to the internal controls over financial reporting during the year ended December 31, 2012.

Cautionary Note Regarding Forward-Looking Statements and Information

This report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

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•	plans for the development of and production at the Black Fox Mine including, without limitation, the timing of the development of, and future production quantities from, the underground and open pit mines;
•	estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;
•	timing and costs associated with the completion of capital projects;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the Senior Secured Notes maturing October 31, 2015 and the 6.5% senior unsecured Convertible Debentures due March 31, 2016;
•	the Company’s exploration and development plans for the Company’s Grey Fox and Goldfields projects ;
•	the sale of the Huizopa, Ixhuatán and Dominican Republic projects;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of additional mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	future processing capacity of the Black Fox Mine;
•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund future expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report. Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations is included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information. Factors that could cause or contribute to such differences include, but are not limited to unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors;” and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

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Many of these factors are beyond the Company’s ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Company. The Company may note additional factors elsewhere in this report. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

reporting requirements for disclosure of mineral properties

Certain information in this report concerning the Company’s properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this annual report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Standards differ in certain respects from the U.S. standards. Brigus’ Proven and Probable Mineral Reserves are estimated in accordance with definitions set forth in NI 43-101.

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